Filed by First Busey Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Merchants and Manufacturers Bank Corporation

Commission File Number: 0-15950

Busey + Merchants & Manufacturers Bank | Core Rationale, FAQs and Talking Points

FOR INTERNAL BUSINESS USE ONLY

First Busey Corporation (Busey) and Merchants and Manufacturers Bank Corporation have jointly agreed to merge holding companies and, following the completion of this merger, to merge Merchants and Manufacturers Bank (M&M) with and into Busey Bank.

Pending completion of customary closing conditions, including regulatory and other required approvals, it is expected the holding companies will merge in early Q2 2024, and the banks will subsequently merge during second quarter 2024. The combined companies and banks will operate as First Busey Corporation and Busey Bank, respectively.

This partnership of strong, local, community-minded companies with Midwestern roots and values will advance our shared longstanding commitments to providing premier associate and customer experiences and supporting the communities where we work and live.

We understand you likely have and will receive many questions about this partnership. This is natural and an expected part of the process. We encourage you to ask questions and to help us successfully navigate this partnership together. Below you’ll find a core rationale and FAQs to help you better understand more about Busey, the reasoning behind why we believe Busey and M&M can form an ideal partnership, and some information about what to expect at this time. Also included below are talking points to assist you in conversations with customers and other community members who will likely inquire about this new partnership.

It’s important to note that the transaction remains subject to customary closing conditions, including regulatory and shareholder approvals. Until these approvals are obtained, we may not have definite answers to all of your questions. We ask for your patience and understanding. We are currently building a joint integration team, and they will share more information as it becomes known. When all necessary approvals have been granted, we can provide more detailed information and will have several communication and project channels accessible to you to provide input, as well as to stay informed.

Thank you in advance for your open-mindedness, passion for service, and your commitment to learning more about this newly-formed financial services partnership.

Core Rationale for the Partnership and Busey Introduction

The collective, overarching rationale is simple: there is strength in unity of two like-minded, community-focused and dynamic organizations. Both Busey and M&M have been active community banks for a combined 200+ year history. Uniting as one organization allows us to further provide service excellence to our Pillars—associates, customers, communities and shareholders.

With a collective, focused expertise in well-capitalized banking—built on the foundational principles of community banking—our combined franchise pairs Busey’s regionalized approach with M&M’s Life Equity Loan® products to provide clients with personalized solutions. This unique line of business is an attractive channel for additional loan growth and offers Busey the opportunity to continue growing throughout Chicagoland and nationwide. Busey has a pre-existing commercial relationship over many years as a participation partner for M&M’s Life Equity Loan® business and values the attractive, safe business model.

How do we do this together?

We do this by collaborating and creating best practices; building upon two passionate and positive organizational cultures; engaging the best and brightest talent; providing a premier, locally-based customer experience seamlessly across multiple business segments; remaining prideful of the fact we are a true community financial services company; supporting and spurring economic development in our communities; and generating superior long-term returns to our shareholders.

Why Busey + M&M?

Being a strong, local community bank for the communities we serve is important to both Busey and M&M, and thanks to outstanding associates, we both have been successful growing our companies. Combining our like-minded organizations will allow us to build upon and strengthen our shared beliefs, community focus, and commitment to service excellence to deliver a preeminent bank and wealth advisory solution in DuPage and Will County communities and beyond.

A combined pro forma franchise supports this through the following:

•	More than 60 full-service locations: 21 in Central Illinois markets, 18 in suburban Chicago markets, 20 in the Gateway region, three in Southwest Florida and one in Indiana;

•	Enhanced M&M Bank offerings, as well as expanded Busey presence in DuPage and Will Counties. With this partnership, Busey’s deposit market share in DuPage and Will Counties improves to #4 while Busey’s share improves to #8 in the Chicago MSA (based on 6.30.23 data and excluding large financial institutions with $100 billion+ in assets); and

•	$12.7 billion in total assets; $8.3 billion in gross loans; $10.7 billion in total deposits and wealth assets under care of $11.5 billion.

We have similar strategic commitments—competing through enhanced deposit and lending models built upon capital strength, solid credit practices, tenured associates and outstanding service to our valued clients. This business combination offers a unique mix of scale, product set, geographical synergy, and financial attractiveness for both organizations. Together, our size and scope will allow for expanded capabilities along with local experts customers know and trust—giving us great advantage over our competitors, both large and small.

Both organizations have demonstrated success in providing premier customer service; building and maintaining strong relationships; and providing countless hours of human, social and financial capital to meet the needs of the communities we serve.

Additionally, this partnership makes sense culturally as both organizations invest in and value associates as the most important asset of all. As such, both companies are laser-focused on building best-in-class experiences for associates, including enhanced training and leadership development opportunities; transparent communication channels; annual and ongoing associate appreciation events; robust health and wellness programs; and significant volunteer and community service opportunities.

Where can I find more information?

This document contains the complete rationale behind M&M’s strategic partnership with First Busey. Additional FAQs can be found below, along with talking points for guiding inquiries from customers and community members. As the merger process progresses, there will be more information to come.

Who is Busey?

First Busey Corporation is a $12.26 billion financial holding company headquartered in Champaign, Illinois. Busey’s bank subsidiary, Busey Bank, is a full-service commercial bank with 46 locations in Illinois, primarily in its downstate Illinois markets, eight in the St. Louis metropolitan area, one in Indianapolis and three in Southwest Florida.

Busey Wealth Management provides asset management, investment and fiduciary services to individuals, businesses and foundations. As of September 30, 2023, Busey Wealth Management’s assets under care were approximately $11.55 billion. In addition, Busey owns a retail payment processing subsidiary, FirsTech, Inc., which processes approximately $11 billion in payments and 40 million transactions annually. Supporting an organic growth strategy, Busey’s commercial and wealth teams work alongside FirsTech to seamlessly provide comprehensive service offerings to valued customers, thereby strengthening Busey’s team-based relationship management approach.

Similar to M&M, Busey was built upon a strong community bank foundation with a vested commitment to associate, customer, shareholder and community experiences. Busey’s vision is: Service Excellence in Everything We Do for Our Pillars. Busey Bank was honored to be named among America’s Best Banks for 2023 by Forbes magazine for the second consecutive year. Ranked 26th overall in 2023, compared to 52nd in last year's rankings, Busey was once again the top-ranked bank headquartered in Illinois.

As a testament to Busey’s commitment to associates, the organization was named among American Banker’s Best Banks to Work For since 2016; voted as one of the Best Places to Work in Illinois by associates since 2016; a Best Company to Work For in Florida since 2017; among the Best Places to Work in Money Management since 2018 by Pensions & Investments—in addition to various wellness, training and development, philanthropic and other workplace awards. Busey appreciates its associates contributing their best to the organization each day; their shared experiences are what make these and other awards possible.

Busey’s Net Promoter Score® (NPS®), a key measure of service as experienced by the customer, is 56.0 for Q3 2023 and consistently exceeds the banking industry average. Additionally, Busey utilizes Gallup Q12® to independently measure associate engagement and continually improve the associate experience. In 2023, the Busey associate engagement score was 4.31/5—the highest in Busey’s history.

Busey is humbled by these accomplishments, and actively seeks partnerships with companies like M&M which shares similar values and whose team members will further contribute to the continued success of Busey.

Busey is committed to investing in associates, as over 50% of its associate base participates in some type of formal training and leadership development curriculum. Additionally, Busey experiences a 94% associate participation rate in its innovative health and wellness program, B Well. Investments in B Well include a stress management component, lifesaving biometric screenings, a corporate health and wellness coach, health club reimbursements, and Health Savings Account (HSA) investments funded by the company.

More information about Busey, the Busey Promise and Busey’s History & Heritage can be found at busey.com/promise.

Common Questions | FAQs

Provided below are answers to some initial questions that may be on your mind at this time. As noted, it’s not possible to have answers to all questions. We will continue to provide information as the partnership unfolds and regulatory and shareholder approvals are granted. Additional talking points are also available to help you communicate this partnership to your customers and communities.

When will this transaction take place and what should we expect?

Assuming customary closing conditions are met, including regulatory and shareholder approvals, we anticipate merging the holding companies in early Q2 2024, and the banks would subsequently merge during second quarter 2024; however, no definitive timelines have been established at this time.

The public announcement of our intention to partner is a significant milestone for associates as well as the customers and communities we serve. The focus of this initial phase in the process—leading up to the holding company merger—is to introduce the partnership and attain regulatory and shareholder approvals, while developing key timelines for integrating both the holding companies and, subsequently, our banks.

Throughout this initial phase, we will:

1)	maintain a strong focus on connecting with and communicating to M&M associates;
2)	begin tentative planning for the formal partnership; and
3)	connect with key customers to safeguard and continue these valued relationships.

How did this partnership come about, and why Busey?

This partnership of strong, local community banks with Midwestern roots and values will advance our shared longstanding commitments to supporting both team members and the customers and communities we serve—allowing us to remain a locally operated financial services organization for years to come.

The merger represents the expansion of Busey’s footprint in DuPage and Will Counties, dedicated to a focused commercial and wealth management growth effort, built on solid, innovative retail/mortgage banking foundations and funding. Expanding our capital strength enables larger commercial credits, spurring additional economic and community development opportunities, while preserving our community bank approach, and immediate opportunities to partner with wealth management, agricultural services and farm brokerage.

United together, we will form a thriving, innovative company with full-service capabilities to help clients achieve financial independence, achieve homeownership goals, build businesses and leave legacies. By introducing M&M’s Life Equity Loan® products to Busey’s existing regionalized approach, clients will receive enhanced personalized solutions towards their unique financial goals.

We believe we are natural partners because of our strong presence in, and understanding of, the markets we serve. Furthermore, our organizations offer a broad range of financial services and delivery systems that nicely complement each other, allowing us to further meet our customers’ growing needs and expand our organizations into new markets with a shared service commitment to our associates, customers, shareholders and communities.

What do I need to do right now?

Customers and associates should operate as usual right now. Until the bank merger, anticipated to occur in second quarter 2024, there will be no merger-related changes for Busey’s or M&M’s customers. In the meantime, we encourage you to continue focusing on what you do best—serving each other and your customers while delivering leadership, stewardship and advocacy to the community. A joint integration team will be created and, with your input, will work to make the transition as seamless as possible.

Communicating with customers and front-line associates regarding customer-impact modifications, once known, will be a top priority of the joint merger integration team.

What do you anticipate the public’s reaction to be?

We are optimistic the reaction will be positive. However, it’s possible you could potentially read headlines or encounter noise from the competition that may not fully convey the positive spirit of our relationship. We are hopeful you will help us in this regard. Talking points are available to assist; however, as a summary it’s important to know Busey and M&M believe the best time to join forces is now because there is significant opportunity to leverage each other's strengths for several reasons, including the following:

•	Busey is the right strategic partner—one whose vision and passion for serving its communities are closely aligned with the principles upon which M&M was founded.

•	The strength of Busey’s and M&M’s combined capital positions allows for larger commercial and small business credits, spurring additional economic and community development opportunities, all while preserving the community banking approach that best serves our communities.

•	An absolute strength of this partnership is the set of common beliefs, the combined 200+ years tradition of excellence, the strong leadership and the community commitment shared by our organizations.

Will Merchants and Manufacturer’s Bank change its name to Busey Bank?

M&M branches will be branded Busey Bank upon the merger of the banks, which is expected to occur in Q2 2024. While the bank’s name will change, it’s important to understand the cultural foundation will remain.

Will we close any branches?

An in-depth analysis of customer metrics—measuring transaction volumes, customer trends and preferences, personal loans, deposits, etc.—was conducted jointly as part of the due diligence process. Our priorities when making any decisions around potential branch closings are minimizing customer and associate disruption.

How do I know if I will have a job with Busey?

Until the merger of the two banks anticipated to occur in Q2 2024, there are no planned changes to either company’s associate base. HR team members will work together to manage normal attrition within the companies and to fill open positions with any impacted associates as efficiently as possible.

Will our pay, benefits or years of service change?

Both companies have a similar philosophy on pay and benefits and both carry the pride of knowing associates are offered a strong, competitive total rewards package; we do not expect this approach to change. Additionally, associates’ years of service for employment and related matters, including such things as vacation, severance and benefits, will be recognized.

Busey offers a wide range of employee benefits including robust training, development and wellness programs, HSA funding, incentive and bonus pay, and profit-sharing contributions—to name a few. More information about Busey’s total rewards will be shared at various upcoming communication and onboarding sessions.

What changes should customers expect?

M&M should continue to provide customers with the exceptional level of service and products they have come to expect. It is business as usual right now for all operations, customer products, rates and services, as well as associate policies and procedures.

Subsequent to the closing of the holding company merger, there will be a number of operational considerations as we align our two companies. Rest assured, every effort will be made to minimize the impact to our customers and associates.

When the banks are joined, we will be able to provide customers with enhanced opportunities such as increased lending limits; an expanded range of online, banking, and payment processing capabilities; and expanded access to commercial lending, treasury management and wealth management experts with decades of experience.

Busey has successfully integrated multiple bank acquisitions in the past several years and follows a comprehensive project management plan as a guide to help ensure a smooth transition. The joint integration team will keep you informed of any new information related to the merger of the banks, expected to occur in Q2 2024.

Will Busey reduce future participations in the LEL® program?

Busey is committed to the LEL® program. They have been a participation partner of M&M’s for many years and they value the attractive business model offered by the product. Existing agreements won’t be impacted—as our two organizations combine, we will continue working with our partners, look to grow the business, and evaluate future opportunities.

Who do I contact if I have questions?

If you have questions or concerns, please reach out to your local leadership team. As we move toward closing the merger, we will set up an Intranet and other communication channels for the two companies where important communications and other information will be posted. Frequent status updates and communications are anticipated and we will make every effort to communicate proactively.

What can I say to customers and community members?

We hope you’re as excited as we are about the possibilities outlined above. As such, we encourage you to actively communicate with customers and tell your continued story. The key communication points below have been created to assist you in this process. We encourage you to review this information to help with these critical conversations with valued customers.

Key Talking Points

•	This is a partnership between two local, community-minded companies with Midwestern roots and values who plan to continue longstanding commitments to providing service excellence to the customers and communities we serve.

•	Busey is the right strategic partner—one whose employee-focused culture and vision of service excellence aligns consistently with the principles M&M was founded upon in 1969.

•	Customers will continue being served by the same experienced, local bankers they know and trust and who are empowered to make decisions regarding their relationship. Our focus on people will not change, supporting delivery of the same high-quality personal service customers have come to expect.

•	Customers will benefit from increased banking capabilities. As we join together, our combined resources will allow us to continue delivering enhanced best-in-class products and services, new capabilities and an increased capacity to meet the growing credit and wealth management needs of our communities and clients—further generating economic and community development opportunities.

•	Customers will benefit from an expanded service geography with more than 60 full-service locations. M&M customers will soon have greater access to banking and trust services across other parts of Illinois as well as Missouri, Indiana and Southwest Florida.

•	We have the resources to compete with the “Big Banks” while maintaining an unwavering commitment to local community banking that each organization embodies.

•	Both organizations have demonstrated success in providing customer service excellence; building and maintaining strong relationships; and providing local support while serving the communities where we live and work. This will continue.

•	Customers can expect little-to-no change right now. Prior to the bank merger, there will be no merger-related changes for Busey or M&M customers. Communicating to customers, associates and the community will be a top priority throughout this transition.

•	No definitive timelines can be established at this time. Assuming necessary regulatory and shareholder approvals are granted, we anticipate merging the holding companies in early Q2 2024, and M&M would subsequently merge into Busey Bank during second quarter 2024. Communication with our Pillars—associates, customers, shareholders and communities, will be a top priority during this transition.

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey Corporation (“Busey”) and Merchants and Manufacturers Bank Corporation (“Merchants”). Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Busey’s and Merchants’ management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither Busey nor Merchants undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Busey and Merchants to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between Busey and Merchants will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Merchants with those of Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required approval of Merchants’ stockholders; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national, and international economy (including effects of inflationary pressures and supply chain constraints); (ix) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the Coronavirus Disease 2019 pandemic), or other adverse external events that could cause economic deterioration or instability in credit markets (including Russia’s invasion of Ukraine and the Israeli-Palestinian conflict); (x) changes in state and federal laws, regulations, and governmental policies concerning Busey’s or Merchants’ general business (including changes in response to the recent failures of other banks); (xi) changes in accounting policies and practices; (xii) changes in interest rates and prepayment rates of Busey’s or Merchants’ assets (including the impact of the London Interbank Offered Rate phase-out and the recent and potential additional rate increases by the Federal Reserve); (xiii) increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; (xiv) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xv) the loss of key executives or associates; (xvi) changes in consumer spending; (xvii) unexpected results of acquisitions, including the acquisition of Merchants and the performance of Merchants’ life equity loan business; (xviii) unexpected outcomes of existing or new litigation involving Busey or Merchants; (xix) fluctuations in the value of securities held in Busey’s or Merchants’ securities portfolio; (xx) concentrations within Busey’s or Merchants’ loan portfolio, large loans to certain borrowers, and large deposits from certain clients; (xxi) the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; (xxii) the level of non-performing assets on Busey’s or Merchants’ balance sheets; (xxiii) interruptions involving information technology and communications systems or third-party servicers; (xxiv) breaches or failures of information security controls or cybersecurity-related incidents; and (xxv) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, and droughts. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Busey and its business, including additional factors that could materially affect Busey’s financial results, are included in Busey’s filings with the Securities and Exchange Commission (“SEC”).

Additional Information

Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Merchants that also constitutes a prospectus of Busey, which will be sent to the stockholders of Merchants. Merchants’ stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about Busey, Merchants and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by Busey and Merchants can be obtained free of charge from the SEC’s website at www.sec.gov.

These documents also can be obtained free of charge by accessing Busey’ website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Busey upon written request to First Busey Corporation, Attention: Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4630, or from Merchants, upon written request to Merchants and Manufacturers Bank Corporation, Attention: Brad Butler, 25140 W. Channon Dr., P.O. Box 200, Channahon, Illinois 60410 or by calling (630) 575-9700.

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in this Transaction

Busey, Merchants and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of Busey relating to its 2023 Annual Meeting of Stockholders filed with the SEC on April 14, 2023. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.